Exhibit 99.1

Media Release

Planegg/Munich, Germany, October 11, 2021

MorphoSys’ Licensing Partner Roche Received Breakthrough Therapy Designation for Gantenerumab in Alzheimer’s Disease

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that its licensing partner Roche (SIX: RO, ROG; OTCQX: RHHBY) received Breakthrough Therapy Designation by the U.S. Food and Drug Administration (FDA) for gantenerumab, an anti-amyloid beta antibody developed for subcutaneous administration, for the treatment of people living with Alzheimer’s disease (AD). This designation is based on data showing that gantenerumab significantly reduced brain amyloid plaque, a pathological hallmark of AD, in the ongoing SCarlet RoAD and Marguerite RoAD open-label extension trials, as well as other studies. Learnings from these studies have been incorporated into the optimised design of two ongoing parallel, global, placebo-controlled and randomised Phase III trials, GRADUATE 1 and 2. Roche is evaluating the safety and efficacy of gantenerumab in these two pivotal trials with more than 2,000 participants for more than two years. The trials are expected to be completed in the second half of 2022.

The FDA Breakthrough Therapy Designation is a process designed to expedite the development and review of drug candidates that are intended to treat serious or life-threatening conditions with preliminary evidence that indicates they may demonstrate a substantial improvement over available therapies that have received full FDA approval.

Gantenerumab is an investigational IgG1 antibody designed to bind to aggregated forms of beta-amyloid and remove brain amyloid plaques, a pathological hallmark of Alzheimer’s disease (AD). The fully human monoclonal antibody was generated by MorphoSys using its proprietary HuCAL antibody technology. Under the terms of the licencing agreement, Roche is fully responsible for the clinical development and potential commercialisation of gantenerumab.

MorphoSys is entitled to receive tiered royalties, ranging from 5.5% to 7.0%, on net product sales and potential success-based regulatory milestone payments related to gantenerumab. MorphoSys will retain 40% of future royalties on gantenerumab, as outlined in the funding partnership between MorphoSys and Royalty Pharma.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com